August 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady, Kristina Marrone, Kibum Park and Ruairi Regan

Re:	EQV Ventures Acquisition Corp.
Registration Statement on Form S-1
Filed July 25, 2024
File No. 333-280048 Withdrawal of Acceleration Request

Ladies and Gentlemen,

We hereby withdraw our request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated August 2, 2024. We will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

[signature page follows]

Very truly yours,

BTIG, LLC

By:	/s/ Paul Wood
Name:	Paul Wood
Title:	Managing Director

As Representative of the underwriters